FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F    ☒    Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NATIONAL BANK OF GREECE

Press Release

At today’s meeting, National Bank’s Board of Directors adopted resolutions with a view to reorganizing and reinforcing the senior leadership of the Bank. The overall changes introduced to the top management structure should significantly enhance NBG’s ability to achieve the high targets set by the management team.

Specifically, in accordance with the resolutions of the BoD of National Bank of Greece:

Mr Anthimos Thomopoulos, Chief Financial Officer & Chief Operations Officer to this day, is appointed Chief Financial Officer & Head of Retail Banking.

Mr Leonidas Theoklitos, an experienced banker with a long-standing, successful career, is appointed Chief Operations Officer. Mr Theoklitos shall be in charge of the Group’s Operations, Business Processes, Information Technology, Purchasing, Property Management and Security, and also supervise the operations of Ethniki Hellenic General Insurance Company (Ethniki Insurance).  Mr. Theoklitos will remain Chairman of the  BoD of Ethniki Insurance.

Ms Maria-Ioanna Politopoulou, a distinguished executive in her area of expertise with a successful career in the industry is appointed General Manager of Non-Performing Lending, a new General Division being set up by NBG. Ms Politopoulou will be in charge of retail banking and small enterprises’ non-performing loans and collections, reporting to Mr Thomopoulos, Head of Retail Banking.

Mr. Georgios Paschas, Chief Audit Executive of the Bank and the Group to this day, is transferred to serve as General Manager in charge of Business Processes, Information Technology and Purchasing, reporting to the Chief Operations Officer  Mr. L. Theoklitos.

Mr. Petros Fourtounis, Corporate Finance Manager so far, is appointed Chief Audit Executive of the Bank and the Group and upgraded to Assistant General Manager. Mr. Fourtounis has significant, diverse expertise in the area of Internal Audit and Inspection, where he has served for over 15 years, as well as in the areas of Corporate and International Finance.

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Furthermore, NBG’s management decided that:

Mr. Giannis Balabanis, Business Processes Manager and Head of the Bank’s Security remain at his post and be upgraded to Assistant General Manager.

The Bank’s Executive Committee  be comprised of the Chief Executive Officer Mr. Apostolos Tamvakakis and General Managers Messrs Anthimos Thomopoulos, Alexandros Tourkolias, Leonidas Theoklitos and Omer Arras; the Chief Economist & Chief of Strategy Mr. Paul Mylonas to serve as Secretary.

Athens, 29 July 2010

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 30th July, 2010

Chief Executive Officer

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